GRAVITY CO., LTD. NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

GRAVITY CO., LTD.

Page(s)

Independent Auditors’ Report	3

Non-Consolidated Financial Statements

Non-Consolidated Statements of Financial Position	6

Non-Consolidated Statements of Operations	8

Non-Consolidated Statements of Changes in Equity	9

Non-Consolidated Statements of Cash Flows	10

Notes to Non-Consolidated Financial Statements	12

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditors’ Report

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 17, 2016

To the Shareholders and the Board of Directors of GRAVITY Co., Ltd.

Report on the Financial Statements

We have audited the accompanying non-consolidated financial statements of GRAVITY Co., Ltd. (the “Company”), which comprise the non-consolidated statements of financial position as of December 31, 2015 and 2014, and the non-consolidated statements of operations, non-consolidated statements of changes in equity and non-consolidated statements of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Non-Consolidated Financial statements

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS—NPEs”) and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements present fairly, in all material respects, the financial position of the GRAVITY Co., Ltd. as of December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with KAS - NPEs.

March 17, 2016

Notice to Readers

This report is effective as of March 17, 2016, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying separate financial statements and may result in modification to the auditors’ report.

Non-Consolidated Financial Statements

GRAVITY CO., LTD.

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

The accompanying non-consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of Gravity Co., Ltd. (the “Company”)

Park, Hyun Cheol

Chief Executive Officer

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

02-2132-7000

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

	(In thousands of Korean won)
	December 31, 2015		December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	22,153,898	~~W~~	24,095,204
Short-term financial instruments (Note 3)		11,500,000		14,500,000
Trade receivables, net (Notes 4 and 19)		3,641,173		2,621,893
Short-term loans receivable, net (Notes 4, 5 and 19)		2,222		6,667
Other receivables, net (Note 19)		152,597		489,811
Advanced payments, net (Note 19)		9,926		17,756
Prepaid income taxes		559,024		576,092
Other current assets		744,699		818,048

Total current assets		38,763,539		43,125,471

NON-CURRENT ASSETS:
Equity-method investments (Note 4)		3,458,638		6,463,350
Long-term loans receivable, net (Notes 4, 5 and 19)		—		2,222
Property and equipment, net (Notes 6 and 7)		353,333		474,923
Intangible assets, net (Note 9)		225,643		8,906,510
Leasehold deposits paid (Note 8)		923,243		907,548
Other non-current assets		38,390		229,827

Total non-current assets		4,999,247		16,984,380

TOTAL ASSETS	~~W~~	43,762,786	~~W~~	60,109,851

(Continued)

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2014

	(In thousands of Korean won)
	December 31, 2015		December 31, 2014
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Other payables (Notes 19 and 20)	~~W~~	1,804,351	~~W~~	1,681,818
Advance receipts (Note 19)		98		1,550,367
Withholdings		112,606		109,907
Deferred income (Note 19)		2,179,176		2,380,805
Income tax payable		119,795		112,742

Total current liabilities		4,216,026		5,835,639

NON-CURRENT LIABILITIES:
Long-term deferred income (Note 19)		6,530,813		5,207,345
Asset retirement obligations		210,290		210,290
Leasehold deposits received (Notes 19 and 20)		120,535		117,800

Total non-current liabilities		6,861,638		5,535,435

TOTAL LIABILITIES		11,077,664		11,371,074

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock (Notes 1 and 13)		3,474,450		3,474,450
Capital surplus
Paid in capital in excess of par value (Note 13)		41,805,638		61,835,470
Other capital surplus		2,125,136		2,125,136
Accumulated other comprehensive income and expenses
Accumulated other comprehensive income of equity method investment (Notes 4 and 16)		1,180,434		1,528,484
Accumulated other comprehensive expense of equity method investment (Notes 4 and 16)		(174,428)		(194,930)
Accumulated deficit
Undisposed accumulated deficit (Note 14)		(15,726,108)		(20,029,833)

TOTAL EQUITY		32,685,122		48,738,777

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	43,762,786	~~W~~	60,109,851

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	(In thousands of Korean won, except for per share data)
	2015		2014
Revenues (Notes 11 and 19)	~~W~~	16,282,357	~~W~~	17,339,523
Cost of revenues (Notes 8, 9, 10, 15 and 19)		13,707,529		15,385,861

Gross profit		2,574,828		1,953,662
Selling and administrative expenses (Notes 15 and 19)		11,286,336		10,953,787

Operating loss		(8,711,508)		(9,000,125)

Non-operating income
Interest income (Note 19)		718,659		1,077,732
Gain on foreign currency translation		139,523		78,584
Gain on foreign currency transactions		402,789		237,037
Gain on valuation of equity-method investments (Note 4)		—		4,317
Gain on disposal of equity-method investments (Note 4)		624,044		122,705
Gain on disposal of property and equipment		6,529		4,875
Other income		349,304		369,088

		2,240,848		1,894,338

Non-operating expenses
Other bad debt expenses (Notes 4, 5 and 19)		—		—
Loss on foreign currency translation		186,390		260,698
Loss on foreign currency transactions		128,900		193,904
Loss on valuation of equity-method investments (Note 4)		3,008,606		5,004,999
Loss on disposal of property and equipment		—		21
Loss on impairment of intangible assets (Note 9)		4,638,955		—
Other losses		27,773		6,898

		7,990,624		5,466,520

Loss before income taxes		(14,461,284)		(12,572,307)
Income tax expense (Note 12)		(1,264,824)		(7,457,526)

Net loss	~~W~~	(15,726,108)	~~W~~	(20,029,833)

Loss per share (in Korean won)
Basic loss per share (Note 17)	~~W~~	(2,263)	~~W~~	(2,882)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Capital Stock		Capital Surplus		Accumulated other comprehensive income and loss		Retained earnings (Accumulated deficit)		Total
(in thousands of Korean won)

Balance at January 1, 2014	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	1,371,866	~~W~~	(11,419,602)	~~W~~	68,806,923
Net loss		—		—		—		(20,029,833)		(20,029,833)
Disposition of accumulated deficit (Note 14)				(11,419,602)		—		11,419,602		—
Changes in equity-method investee with accumulated other comprehensive Income (Notes 4 and 16)		—		—		(3,719)		—		(3,719)
Changes in equity-method investee with accumulated other comprehensive expense (Notes 4 and 16)		—		—		(34,594)		—		(34,594)

Balance at December 31, 2014	~~W~~	3,474,450	~~W~~	63,960,607	~~W~~	1,333,553	~~W~~	(20,029,833)	~~W~~	48,738,777

Balance at January 1, 2015	~~W~~	3,474,450	~~W~~	63,960,607	~~W~~	1,333,553	~~W~~	(20,029,833)	~~W~~	48,738,777
Net loss		—		—		—		(15,726,108)		(15,726,108)
Disposition of accumulated deficit (Note 14)		—		(20,029,833)		—		20,029,833		—
Changes in equity-method investee with accumulated other comprehensive income (Notes 4 and 16)		—		—		(622,307)		—		(622,307)
Changes in equity-method investee with accumulated other comprehensive expense (Notes 4 and 16)		—		—		294,760		—		294,760

Balance at December 31, 2015	~~W~~	3,474,450	~~W~~	43,930,774	~~W~~	1,006,006	~~W~~	(15,726,108)	~~W~~	32,685,122

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	(in thousands of Korean won)
	2015		2014
Cash flows from operating activities
Net loss	~~W~~	(15,726,108)	~~W~~	(20,029,833)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation		256,604		411,252
Amortization of intangible assets		4,144,304		4,743,950
Bad debt expenses		(84,557)		248,473
Loss on foreign currency translation		17,003		16,688
Loss on valuation of equity-method investments		3,008,606		5,004,999
Loss on disposal of property and equipment		—		21
Loss on impairment of intangible assets		4,638,955		—
Gain on foreign currency translation		(137,890)		(78,584)
Gain on valuation of equity-method investments		—		(4,317)
Gain on disposal of property and equipment		(6,529)		(4,875)
Gain on disposal of equity-method investments		(624,044)		(122,705)

		11,212,452		10,214,902

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables		(1,568,321)		147,395
Increase in other receivables		392,318		(311,871)
Decrease (increase) in accrued income		69,922		72,208
Decrease in advanced payments		1,888		264,761
Decrease (increase) in prepaid expenses		(28,292)		(192,598)
Decrease in current portion of deferred tax assets		—		366,000
Decrease in prepaid income taxes		17,067		118,467
Decrease in other current assets		41,386		38,055
Increase in long-term prepaid expenses		181,770		(181,770)
Decrease in deferred tax assets		—		5,796,000
Decrease (increase) in other non-current assets		—		4,269,654
Decrease in other payables		122,379		(1,063,079)
Decrease in withholdings		2,699		(21,401)
Decrease in deferred income		(1,070,675)		(1,388,119)
Decrease in income tax payable		7,053		(33,642)
Decrease in long-term deferred income		2,192,513		(467,922)
Decrease in leasehold deposits received		2,735		(33,180)
Decrease in advanced receipts		32		(369,998)
Decrease in asset retirement obligation		—		(28,710)

		364,474		6,980,250

Net cash used in operating activities		(4,149,182)		(2,834,681)

(Continued)

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	(in thousands of Korean won)
	2015		2014
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	~~W~~	52,000,000	~~W~~	45,000,000
Collection of short-term loans receivable		6,667		36,250
Disposal of equity-method investments		—		1
Collection of long-term loans receivable		—		1,389
Disposal of property and equipment		6,633		10,805
Decrease in leasehold deposits		—		342,619
Increase in short-term financial instruments		(49,000,000)		(41,500,000)
Increase in short-term loans receivable		(328,110)		(216,490)
Increase in long-term loans receivable		(230,050)		—
Acquisition of property and equipment		(135,119)		(100,592)
Acquisition of intangible assets		(96,450)		(46,489)
Increase in guarantee deposits		(15,695)		—

Net cash provided by investing activities		2,207,876		3,527,493

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities		—		—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,941,306)		692,812

CASH AND CASH EQUIVALENTS
Beginning of the year		24,095,204		23,402,392

End of the year	~~W~~	22,153,898	~~W~~	24,095,204

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	The Company

GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 82 markets through two subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2015, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2015, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31%
Others	2,827,163	40.69%

	6,948,900	100.00%

2.	SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these non-consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements.

2.2 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.4 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity-method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the statements of operations.

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Company considers the necessity to recognize impairment losses. The Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.5 Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for trade receivables. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivables from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.6 Equity-method Investments

The Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity-method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expense (changes in equity due to equity-method investments). Dividends paid by the investee to the Company are directly deducted from the Company’s equity-method investments at the moment the dividend payment is declared.

Except when the Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Company when the investee’s financial statements are used by the Company in applying the equity-method.

In case the investee is also a subsidiary of the Company, net income and net assets of the investee in its non-consolidated financial statements should be equal to the corresponding share of the Company presented in the financial statements, unless the equity-method of accounting has been discontinued on the said investee.

2.7 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation Method
Computer and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixture	4 years	Straight-line method
Leasehold Improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.8 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of operations on a straight-line basis over the period of the lease.

2.9 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Amortization Method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

2.10 Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.11 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.12 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

2.13 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.14 Employee Benefits

(a) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

(b) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Company compensates for unused annual leaves.

2.15 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guarantee minimum royalty payments. The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.16 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (note 2.4), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method of trading securities (note 2.4).

2.17 Foreign currency translations of foreign subsidiaries under equity-method

The Company translates assets and liabilities at closing rate as of the reporting date, equity at exchange rate prevailing on the date of transaction, and income and expenses at average exchange rate of foreign subsidiaries under equity-method of accounting. Gains and losses arising from such translations are recognized in other comprehensive income and expense. When the foreign subsidiaries under equity-method of accounting are sold or liquidated, exchange differences recognized in other comprehensive income or expenses are recognized in the statement of operations.

3.	Cash and Cash Equivalents and Short & Long-term Financial Instruments

As of December 31, 2015 and 2014, there are no restrictions for use of time deposits.

4.	Equity-method Investments

Equity-method investments as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
		2015
Investee	Percentage of ownership (%)	Acquisition Cost		Net Asset Value		Book Value
Gravity Interactive, Inc.	100.00%	~~W~~	4,636,784	~~W~~	(6,926,151)	~~W~~	—
Gravity Entertainment Corp.	100.00%		1,763,994		379,978		379,978
Gravity Middle East&Africa FZ-LLC(*1)	—		—		—		—
NeoCyon, Inc.	96.11%		7,715,763		3,078,660		3,078,660
Gravity Games Corp.	85.50%		12,488,520		(856,901)		—

		~~W~~	26,605,061	~~W~~	(4,324,414)	~~W~~	3,458,638

(*1)	On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates. The Gravity Middle East&Africa FZ-LLC was liquidated on November 4, 2015 and the Company has no shares of Gravity Middle East&Africa FZ-LLC as of December 31, 2015.

(in thousands of Korean won)
		2014
Investee	Percentage of ownership (%)	Acquisition Cost		Net Asset Value		Book Value
Gravity Interactive, lnc.	100.00%	~~W~~	4,636,784	~~W~~	(4,441,862)	~~W~~	—
Gravity Entertainment Corp.	100.00%		1,763,994		374,034		374,034
Gravity Middle East&Africa FZ-LLC	100.00%		1,979,640		1,276,603		1,276,603
NeoCyon, Inc.	96.11%		7,715,763		4,812,713		4,812,713
Gravity Games Corp.	85.50%		12,488,520		(675,213)		—

		~~W~~	28,584,701	~~W~~	1,346,275	~~W~~	6,463,350

There are no differences between the acquisition cost and the Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability for the years ended December 31, 2015 and 2014.

As of December 31, 2015 and 2014 there is no unrealized gain or loss arising from inter-company transactions with the equity-method investees.

Changes in equity-method investments for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
Investees	Beginning Balance		Acquisition (Disposition)		Valuation Income (Loss)		Others(*4)		Ending Balance
Gravity Interactive, lnc.(*1)	~~W~~	—	~~W~~	—	~~W~~	(1,257,698)	~~W~~	1,257,698	~~W~~	—
Gravity Entertainment Corp.		374,034		—		(14,557)		20,501		379,978
Gravity Middle East &Africa FZ-LLC(*2)		1,276,603		(926,257)		(2,298)		(348,048)		—
NeoCyon, Inc.		4,812,713		—		(1,734,053)		—		3,078,660
Gravity Games Corp.(*3)		—		—		—		—		—

	~~W~~	6,463,350	~~W~~	(926,257)	~~W~~	(3,008,606)	~~W~~	930,151	~~W~~	3,458,638

(*1)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The Company recognized additional valuation loss on equity-method investment of ~~W~~1,257,698 thousand for the year ended December 31, 2015, which resulted from recognition of allowance for doubtful accounts in trade receivables (~~W~~699,538 thousand) and loans receivable (~~W~~558,160 thousand) to Gravity Interactive, Inc. The amount of unrecognized changes in equity as of December 31, 2015 is ~~W~~2,991,680 thousand.
(*2)	As the Gravity Middle East&Africa FZ-LLC was liquidated in the year ended December 31, 2015, the Company recognized the gain on the disposal of equity-method investment of ~~W~~624,044 thousand.
(*3)	As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity as of December 31, 2015 is ~~W~~856,901 thousand.
(*4)	Others consist of changes in accumulated other comprehensive income (expense) of equity-method investments.

(in thousands of Korean won)
	2014
Investees	Beginning Balance		Acquisition (Disposition)		Valuation Income (Loss)		Others(*4)		Ending Balance
Gravity Interactive, lnc.(*1)	~~W~~	—	~~W~~	—	~~W~~	(1,070,124)	~~W~~	1,070,124	~~W~~	—
Gravity Entertainment Corp.		436,456		—		(27,828)		(34,594)		374,034
Gravity EU SAS(*2)		—		(122,705)		—		122,705		—
Gravity Middle East&Africa FZ-LLC		1,221,300		—		4,317		50,986		1,276,603
NeoCyon, Inc.		8,719,760		—		(3,907,047)		—		4,812,713
Gravity Games Corp.(*3)		—		—		—		—		—

	~~W~~	10,377,516	~~W~~	(122,705)	~~W~~	(5,000,682)	~~W~~	1,209,221	~~W~~	6,463,350

(*1)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, the Company recognized ~~W~~1,070,124 thousand equity losses and accumulated amount of unrecognized changes in equity as of December 31, 2014 is ~~W~~1,765,088 thousand.
(*2)	The company sold all equity of Gravity EU SAS of 25% and recognized the gain from disposal of equity-method investment of ~~W~~122,705 thousand for the year ended December 31, 2014.
(*3)	As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity as of December 31, 2014 is ~~W~~675,213 thousand.
(*4)	Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity-method investments.

Changes in accumulated other comprehensive income and expense of equity-method investments for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
Investees	Beginning Balance		Increase		Decrease		Ending Balance
Gravity Interactive, lnc.	~~W~~	1,180,434	~~W~~	—	~~W~~	—	~~W~~	1,180,434
Gravity Entertainment Corp.		(194,929)		20,501		—		(174,428)
Gravity Middle East&Africa FZ-LLC		348,049		50,003		398,052		—

		1,333,554		70,504		398,052		1,006,006

Deferred income tax charged directly to equity		—		—		—		—

	~~W~~	1,333,554	~~W~~	70,504	~~W~~	398,052	~~W~~	1,006,006

(in thousands of Korean won)
	2014
Investees	Beginning Balance		Increase		Decrease		Ending Balance
Gravity Interactive, lnc.	~~W~~	1,180,434	~~W~~	—	~~W~~	—	~~W~~	1,180,434
Gravity Entertainment Corp.		(160,336)		—		34,593		(194,929)
Gravity EU SAS		122,705		—		122,705		—
Gravity Middle East&Africa FZ-LLC		297,062		50,987		—		348,049

		1,439,865		50,987		157,298		1,333,554

Deferred income tax charged directly to equity(*1)		(68,000)		—		(68,000)		—

	~~W~~	1,371,865	~~W~~	50,987	~~W~~	89,298	~~W~~	1,333,554

(*1)	The Company charged deferred income taxes from the temporary differences related to equity accounts directly to equity as of December 31, 2014.

Except for NeoCyon, Inc., the unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2015 and 2014 were used in the valuation of these equity-method investments. The Company has concluded that any difference between the audited and unaudited financial statements is not material.

Summary of financial information of equity-method investees as of and for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
Investees	Assets		Liabilities		Revenue		Net Profit (Loss)
Gravity Interactive, lnc.	~~W~~	685,890	~~W~~	7,612,041	~~W~~	2,928,353	~~W~~	(2,114,403)
Gravity Entertainment Corp.		382,971		2,993		14		(14,557)
NeoCyon, Inc.		5,260,200		2,056,934		18,088,129		(1,804,239)
Gravity Games Corp.		3,281,485		4,283,728		27,756		(212,504)

(in thousands of Korean won)
	2014
Investees	Assets		Liabilities		Revenue		Net Profit (Loss)
Gravity Interactive, lnc.	~~W~~	980,790	~~W~~	5,422,653	~~W~~	4,990,297	~~W~~	(1,602,240)
Gravity Entertainment Corp.		377,288		3,254		16		(27,828)
Gravity Middle East&Africa FZ-LLC		1,276,603		—		—		4,317
NeoCyon, Inc.		8,920,428		3,912,923		19,315,572		(4,065,182)
Gravity Games Corp.		3,297,595		4,087,334		928,502		689,407

5.	Short-term and Long-term Loans Receivable

Short-term and long-term loans receivable of the Company as of December 31, 2015 and 2014 consist of the following:

(in thousands of Korean won)
	Annual Interest Rate (%)	2015		2014
Loans for employee housing	2.0~3.0	~~W~~	2,222	~~W~~	8,889
Loans for Naru entertainment, Co., Ltd.(*1)	8		1,200,000		1,200,000
Loans for Gravity Interactive, Inc.(*2)	4		2,381,300		1,823,140
Loans for Gravity Games Corp.(*3)	6.9		1,972,000		1,972,000

Total			5,555,522		5,004,029
Less short-term portion (maturity of less than a year)			(2,222)		(223,157)

Long-term loans receivable		~~W~~	5,553,300	~~W~~	4,780,872
Allowance for doubtful accounts(*1 and *2)			(5,553,300)		(4,995,140)

(*1)	In 2012, with respect to loans receivable from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Company recognized the difference as other bad debt expense.
(*2)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. To recognized additional valuation loss on equity-method investment, the Company provided full allowance for bad debts of the loans receivable in amount of ~~W~~2,381,300 thousand at the end of 2015. The Company recognized bad debts expense of ~~W~~558,160 thousand as part of the loss on valuation of equity-method investment of ~~W~~1,257,697 thousand in 2015 (Refer to Note 4).
(*3)	The intellectual property rights and shares of Gravity Games Corp. held by the former CEO of Gravity Games Corp. are provided to the Company as collaterals for the loans receivable from the Gravity Games Corp.

6.	Property and Equipment

Details of property and equipment as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Cost		Accumulated depreciation		Accumulated impairment losses		Carrying value
Computer and other equipment	~~W~~	5,567,224	~~W~~	(5,381,653)	~~W~~		~~W~~	185,571
Furniture and fixtures		619,614		(609,411)		—		10,203
Leasehold improvement		963,697		(806,138)		—		157,559

	~~W~~	7,150,535	~~W~~	(6,797,202)	~~W~~	—	~~W~~	353,333

(in thousands of Korean won)
	2014
	Cost		Accumulated depreciation		Accumulated impairment losses		Carrying value
Computer and other equipment	~~W~~	6,211,357	~~W~~	(5,963,376)	~~W~~	—	~~W~~	247,981
Vehicles		28,111		(28,111)		—		—
Furniture and fixtures		623,971		(609,020)		—		14,951
Leasehold improvement		963,697		(751,706)		—		211,991

	~~W~~	7,827,136	~~W~~	(7,352,213)	~~W~~	—	~~W~~	474,923

Changes in the carrying value of property and equipment for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Balance at beginning of the period		Additions		Disposals		Others		Depreciation		Balance at end of the period
Computer and other equipment	~~W~~	247,981	~~W~~	133,367	~~W~~	(104)	~~W~~	—	~~W~~	(195,673)	~~W~~	185,571
Furniture and fixtures		14,951		1,751		—		—		(6,499)		10,203
Leasehold improvement		211,991		—		—		—		(54,432)		157,559

	~~W~~	474,923	~~W~~	135,118	~~W~~	(104)	~~W~~	—	~~W~~	(256,604)	~~W~~	353,333

(in thousands of Korean won)
	2014
	Balance at beginning of the period		Additions		Disposals		Others		Depreciation		Balance at end of the period
Computer and other equipment	~~W~~	634,903	~~W~~	11,548	~~W~~	(5,931)	~~W~~	—	~~W~~	(392,539)	~~W~~	247,981
Vehicles		—		—		—		—		—		—
Furniture and fixtures		16,632		11,314		(21)		—		(12,974)		14,951
Leasehold improvement		—		217,730		—		—		(5,739)		211,991

	~~W~~	651,535	~~W~~	240,592	~~W~~	(5,952)	~~W~~	—	~~W~~	(411,252)	~~W~~	474,923

7.	Insurance

Property and equipment covered by insurance policies as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
		Amount Insured
Type of Insurance	Properties	2015		2014		Insurance company
Fire Insurance	Buildings (leased)	~~W~~	4,136,433	~~W~~	5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General Insurance	Equipment, furniture and fixtures		339,956		477,346	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with MERITZ Marine & Fire Insurance Co., Ltd. and Allianz Life Insurance Co., Ltd. In addition, the Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

8.	Operating Lease

The Company entered into leasehold agreements with National IT Industry Promotion Agency, SH Corp., Mani Business Center, and Meritz capital Co., Ltd. and has paid leasehold deposits of ~~W~~904,644 thousand to National IT Industry Promotion Agency, ~~W~~2,904 thousand to SH Corp., ~~W~~9,261 thousand to Mani Business Center and ~~W~~6,434 thousand to Meritz capital Co., Ltd as of December 31, 2015.

Future leasehold payments under operating lease as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Less than one year	~~W~~	1,357,110	~~W~~	1,341,248
One year to three years		6,320		1,308,358

	~~W~~	1,363,430	~~W~~	2,649,606

The term of leasehold agreement with National IT Industry Promotion Agency is until December 31, 2016. The term of leasehold agreement with SH Corp. is until December 1, 2016, the term of leasehold agreement with Mani Business Center is until April 30, 2016 and the term of leasehold agreement of vehicle with Meritz capital Co., Ltd. is until August 6, 2020.

Leasehold payments recognized in statement of operations for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Lease payments	~~W~~	1,402,796	~~W~~	1,932,279

9.	Intangible Assets

Details of intangible assets as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Cost		Accumulated amortization		Accumulated impairment losses		Book Value
Development Cost	~~W~~	28,984,528	~~W~~	(23,958,900)	~~W~~	(5,025,628)	~~W~~	—
Software		9,261,419		(9,144,502)		—		116,917
Others		4,006,805		(1,336,141)		(2,561,938)		108,726

	~~W~~	42,252,752	~~W~~	(34,439,543)	~~W~~	(7,587,566)	~~W~~	225,643

(in thousands of Korean won)
	2014
	Cost		Accumulated amortization		Accumulated impairment losses		Book Value
Development Cost	~~W~~	28,984,528	~~W~~	(20,011,369)	~~W~~	(420,176)	~~W~~	8,552,983
Software		9,164,969		(8,977,728)		—		187,241
Others		4,000,863		(1,306,142)		(2,528,435)		166,286

	~~W~~	42,150,360	~~W~~	(30,295,239)	~~W~~	(2,948,611)	~~W~~	8,906,510

Changes in the carrying value of intangible for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Beginning Balance		Additions		Transfer		Amortization		Impairment (*1)		Ending balance
Development Cost	~~W~~	8,552,983	~~W~~	—	~~W~~	—	~~W~~	(3,947,530)	~~W~~	(4,605,453)	~~W~~	—
Software		187,241		96,450		—		(166,774)		—		116,917
Others		166,286		—		5,942		(30,000)		(33,502)		108,726

	~~W~~	8,906,510	~~W~~	96,450	~~W~~	5,942	~~W~~	(4,144,304)	~~W~~	(4,638,955)	~~W~~	225,643

(*1)	When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence and other, the difference is recognized as an impairment loss.

(in thousands of Korean won)
	2014
	Beginning Balance		Additions		Transfer		Amortization		Impairment		Ending balance
Development Cost	~~W~~	12,542,369	~~W~~	—	~~W~~	—	~~W~~	(3,989,386)	~~W~~	—	~~W~~	8,552,983
Software		864,482		46,489		—		(723,730)		—		187,241
Others		166,360		—		30,760		(30,834)		—		166,286

	~~W~~	13,573,211	~~W~~	46,489	~~W~~	30,760	~~W~~	(4,743,950)	~~W~~	—	~~W~~	8,906,510

The amortization expenses of intangible assets for the years ended December 31, 2015 and 2014 are charged to the following accounts:

(in thousands of Korean won)
	2015		2014
Cost of sales	~~W~~	4,045,189	~~W~~	4,629,550
Selling and administrative expenses		74,722		87,887
Research and development expenses		24,393		26,513

	~~W~~	4,144,304	~~W~~	4,743,950

The Company recognized research and development costs amounting to ~~W~~3,073,670 thousand and ~~W~~2,137,844 thousand as selling and administrative expenses in 2015 and 2014, respectively.

10.	Employee Benefit

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2015 and 2014 amounted to ~~W~~827,267 thousand and ~~W~~1,226,579 thousand, respectively.

11.	Commitments

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, Inc., SoftWorld International Corp. and Level up! Interactive S.A., etc., to distribute and sell online games and receives royalty fee of 20% to 40% from selling online games.

12.	Deferred Income Taxes

Income tax expenses for the years ended December 31, 2015 and 2014 consist of the followings:

(in thousands of Korean won)
	2015		2014
Current income tax	~~W~~	1,264,824	~~W~~	1,295,526
Changes in deferred tax assets from temporary differences		—		1,471,623
Deferred income tax due to tax loss carryforwards		—		4,622,377
Deferred income tax charged to equity		—		68,000

Income tax expenses	~~W~~	1,264,824	~~W~~	7,457,526

Deferred income tax charged directly to equity for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Accumulated other comprehensive income of equity method investment	~~W~~	—	~~W~~	68,000

Reconciliation between loss before income taxes and income tax expense for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Loss before income taxes (A)	~~W~~	(14,461,284)	~~W~~	(12,572,307)
Income tax based on statutory rates		(3,181,482)		(2,765,908)
Add (deduct) :
Non-deductible expenses		(37,428)		76,826
Changes in tax credits		—		5,121,589
Foreign withholding tax		991,768		1,030,650
Changes in valuation allowances		3,491,966		3,994,366
Others (difference in tax rates, etc.)		—		3

Income tax expenses (B)	~~W~~	1,264,824	~~W~~	7,457,526

Effective tax rates (B/A)		ø		ø

ø	Because of net loss before tax, effective tax rates are not calculated.

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Temporary differences						Deferred tax assets (liabilities)
	Beginning		Change		Ending		Beginning		Ending
Accrued income	~~W~~	(152,206)	~~W~~	58,489	~~W~~	(93,717)	~~W~~	(33,485)	~~W~~	(20,618)
Foreign tax paid		—		(58,458)		(58,458)		—		(12,861)
Property and equipment		256,559		(125,156)		131,403		56,443		28,909
Intangible assets		1,303,379		4,082,373		5,385,752		286,743		1,184,865
Equity-method investments		25,432,438		2,282,770		27,715,208		5,595,136		6,097,346
Long-term prepaid expenses		—		335,982		335,982		—		73,916
Other payables		825,488		(26,843)		798,645		181,607		175,702
Gain (loss) on foreign currency translation		8,771		(9,232)		(461)		1,930		(101)
Deferred income		910,058		(307,048)		603,010		200,213		132,662
Allowance for doubtable accounts		5,297,819		(103,026)		5,194,793		1,165,520		1,142,854
Asset retirement obligations		73,207		35,000		108,207		16,105		23,805

	~~W~~	33,955,513	~~W~~	6,164,851	~~W~~	40,120,364	~~W~~	7,470,212	~~W~~	8,826,479

Tax loss carryforwards		22,763,185		9,707,723		32,470,908		5,007,901		7,143,600
Tax credit carryforwards		14,668,705		(3,711,255)		10,957,450		14,668,705		10,957,450
Valuation allowance(*1)								(27,146,818)		(26,927,529)

							~~W~~	—	~~W~~	—

(*1)	To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2015, the Company has not recognized deferred income tax assets related to temporary differences, tax loss carryforwards and tax credit carry forwards which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

(in thousands of Korean won)
	2014
	Temporary differences						Deferred tax assets (liabilities)
	Beginning		Change		Ending		Beginning		Ending
Accrued income	~~W~~	(340,313)	~~W~~	188,107	~~W~~	(152,206)	~~W~~	(74,869)	~~W~~	(33,485)
Property and equipment		248,635		7,924		256,559		54,700		56,443
Intangible assets		2,933,011		(1,629,632)		1,303,379		645,262		286,743
Equity-method investments		23,016,922		2,415,516		25,432,438		5,063,723		5,595,136
Other payables		853,105		(27,617)		825,488		187,683		181,607
Gain (loss) on foreign currency translation		8,771		—		8,771		1,930		1,930
Deferred income		2,097,846		(1,187,788)		910,058		461,527		200,213
Allowance for doubtable accounts		5,066,861		230,958		5,297,819		1,114,710		1,165,520
Asset retirement obligations		99,000		(25,793)		73,207		21,780		16,105

	~~W~~	33,983,838	~~W~~	(28,325)	~~W~~	33,955,513	~~W~~	7,476,446	~~W~~	7,470,212

Tax loss carryforwards		8,998,690		13,764,495		22,763,185		1,979,712		5,007,901
Tax credit carryforwards		17,991,177		(3,322,472)		14,668,705		19,790,294		14,668,705
Valuation allowance(*1)								(23,152,452)		(27,146,818)

							~~W~~	6,094,000	~~W~~	—

(*1)	To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2014, the Company has not recognized deferred income tax assets related to temporary differences, tax loss carryforwards and the tax credit carry forwards which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of temporary differences, tax loss carryforwards and tax credit carry forwards not recognized as deferred tax assets as of December 31, 2015, is as follows:

(in thousands of Korean won)
Year of expiration	Temporary differences		Unused tax losses		Deferred tax credits
2016		—		—		3,702,803
2017		—		—		3,583,197
2018		—		—		2,868,365
2019		—		—		457,941
2020		—		—		345,144
2020 ~		40,120,364		32,470,908		—

	~~W~~	40,120,364	~~W~~	32,470,908	~~W~~	10,957,450

The gross balances of deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015				2014
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Current	~~W~~	33,580	~~W~~	(33,580)	~~W~~	33,485	~~W~~	(33,485)

13.	Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share. As of December 31, 2015, the Company has issued 6,948,900 common shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as of December 31, 2015.

There has been no change in the total number of common shares for the years ended December 31, 2015 and 2014.

14.	Statement of Disposition of Accumulated Deficit

Statements of disposition of accumulated deficit for the years ended December 31, 2015 and 2014 are as follows:

(in Korean won)
	2015		2014
Accumulated deficit before disposition
Unappropriated retained earnings carried out over from prior year	~~W~~	—	~~W~~	—
Net loss		(15,726,107,896)		(20,029,832,919)

		(15,726,107,896)		(20,029,832,919)

Disposition of accumulated deficit transfer from capital surplus		15,726,107,896		20,029,832,919

Undisposed accumulated deficit carried forward to subsequent year	~~W~~	—	~~W~~	—

15.	Value Added Information

Value added information for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Salaries	~~W~~	10,058,992	~~W~~	10,791,469
Severance benefit expenses		827,267		1,226,579
Employee benefits		1,019,196		1,167,537
Rent		1,402,796		1,932,279
Depreciation		256,604		411,253
Amortization		4,144,304		4,743,950
Taxes and dues		568,375		511,251

16.	Comprehensive Income (Expense)

Comprehensive income (expense) for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Net loss	~~W~~	(15,726,108)	~~W~~	(20,029,833)
Other comprehensive expense
Accumulated other comprehensive income of equity-method investments (net of tax of nil in 2015, 2014)		(622,306)		(3,719)
Accumulated other comprehensive expense of equity-method investments		294,760		(34,594)

Comprehensive loss	~~W~~	(16,053,654)	~~W~~	(20,068,146)

17.	Loss per Share

The loss per share is calculation of net loss per common share. The loss per share calculations for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won, except for per share data)
	2015		2014
Net loss	~~W~~	(15,726,108)	~~W~~	(20,029,833)
Weighted average number of common stock outstanding (in shares)		6,948,900		6,948,900

Basic loss per share (in Korean won)	~~W~~	(2,263)	~~W~~	(2,882)

18.	Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015		2014
Reclassification of long-term deferred income to short-term deferred income	~~W~~	869,046	~~W~~	799,965
Increase in property and equipment due to recognition of asset retirement obligations		—		140,000
Reclassification of advance payments to other intangible assets		5,942		30,760
Deferred tax charged directly to equity		—		68,000
Reclassification of long-term prepaid expenses to short-term prepaid expenses		9,667		29,000
Reclassification of long-term loans receivable to short-term loans receivable		2,222		10,139
Changes in equity method investments due to change in accumulated other comprehensive income (expenses) of equity method investments		—		(106,314)

19.	Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2015 are as follows:

2015
Parent company	GungHo Online Entertainment, Inc.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
NeoCyon, Inc.
Gravity Games Corp.

As of December 31, 2015 and 2014 the parent company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%).

The subsidiaries as of December 31, 2015 and 2014 are as follows:

	Percentage of ownership (%)
	2015	2014
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
Gravity Middle East & Africa FZ-LLC(*1)	—	100.00
NeoCyon, Inc.	96.11	96.11
Gravity Games Corp.	85.50	85.50

(*1)	Gravity Middle East & Africa FZ LLC was excluded from the consolidation during the year ended December 31, 2015 as it was liquidated during the year.

Sales and purchases with related parties for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
		2015				2014
		Sales		Purchases		Sales		Purchases
Parent company	GungHo Online Entertainment, Inc.	~~W~~	6,815,604	~~W~~	5,991	~~W~~	7,989,416	~~W~~	8,060
Subsidiaries	Gravity Interactive, Inc.		688,866		684		629,959		12,157
	NeoCyon, Inc.		539,996		615,390		874,208		696,000
	Gravity Games Corp.		22,871		—		790		—
Associate	Gravity EU SAS(*1)		—		—		237,383		—

		~~W~~	8,067,337	~~W~~	622,065	~~W~~	9,731,756	~~W~~	716,217

(*1)	As of December 31, 2015, Gravity EU SAS is excluded from the related parties due to the disposition of Gravity EU SAS in 2014.

Accounts receivable and payable arising from sales and purchases of goods and services as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
		2015
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Other payables		Other liabilities
Parent company	GungHo Online Entertainment, Inc.	~~W~~	759,032	~~W~~	—	~~W~~	37,375	~~W~~	2,880	~~W~~	4,699,300
Subsidiaries	Gravity Interactive, Inc.(*1)		2,274,997		2,381,300		9,000		6		—
	NeoCyon, Inc.		42,598		—		79,869		61,600		120,535
	Gravity Games Corp.(*2)		68		1,972,000		1,900,930		—		—

		~~W~~	3,076,695	~~W~~	4,353,300	~~W~~	2,027,174	~~W~~	64,486	~~W~~	4,819,835

(in thousands of Korean won)
		2014
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Other payables		Other liabilities
Parent company	GungHo Online Entertainment, Inc.	~~W~~	845,871	~~W~~	—	~~W~~	39,495	~~W~~	48,749	~~W~~	4,997,593
Subsidiaries	Gravity Interactive, Inc.(*1)		1,611,192		1,823,140		966		1,572		—
	Gravity Middle East & Africa FZ-LLC		—		—		—		—		1,550,301
	NeoCyon, Inc.		248,901		—		74,053		44,000		117,799
	Gravity Games Corp.(*2)		755		1,972,000		1,949,033		—		—

		~~W~~	2,706,719	~~W~~	3,795,140	~~W~~	2,063,547	~~W~~	94,321	~~W~~	6,665,693

(*1)	Interest income recognized in relation to the loans granted to Gravity Interactive Inc. for the year ended 2015 is ~~W~~89,660 thousand (2014: ~~W~~64,330 thousand). With respect to the loans, the Company recorded ~~W~~2,381,300 thousand as allowance for doubtful accounts as of December 31, 2015 (2014: ~~W~~1,823,140 thousand). Meanwhile, the allowance for doubtful accounts for the trade receivables as of December 31, 2015 and 2014 are ~~W~~1,715,070 thousand and ~~W~~1,046,400 thousand, respectively.
(*2)	The Company recorded allowances for doubtful accounts for the loans and accrued income of ~~W~~2,087,152 thousand as of December 31, 2015, and 2014. In addition, the Company recorded allowances for doubtful accounts for other receivables and advance payments of ~~W~~1,785,778 thousand and ~~W~~1,833,882 thousand as of December 31, 2015 and 2014, respectively. Related to these, the Company recognized reversal of allowance for doubtful accounts of ~~W~~48,104 thousand and bad expense of ~~W~~10,133 thousand for the years ended December 31, 2015 and 2014, respectively.

Fund transactions with related parties for the years ended December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
		2015
		Loan		Collection

Subsidiaries	Gravity Interactive, Inc.	~~W~~	558,160	~~W~~	—

(in thousands of Korean won)
		2014
		Loan		Collection

Subsidiaries	Gravity Games Corp.	~~W~~	216,490	~~W~~	—

20.	Financial Instruments

(a) Fair value of financial instruments

There are no financial instruments that subsequently measured at fair value in December 31, 2015 and 2014.

(b) Maturity analysis of financial liabilities

Details of financial liabilities by contractual maturity as of December 31, 2015 and 2014 are as follows:

(in thousands of Korean won)
	2015
	Less than 3 months		3 months– 1 year		More than 1 year		Total
Other payables	~~W~~	1,007,053	~~W~~	797,298	~~W~~	—	~~W~~	1,804,351
Leasehold deposits received		—		—		120,535		120,535

	~~W~~	1,007,053	~~W~~	797,298	~~W~~	120,535	~~W~~	1,924,886

(in thousands of Korean won)
	2014
	Less than 3 months		3 months– 1 year		More than 1 year		Total
Other payables	~~W~~	727,560	~~W~~	954,258	~~W~~	—	~~W~~	1,681,818
Leasehold deposits received		—		—		117,799		117,799

	~~W~~	727,560	~~W~~	954,258	~~W~~	117,799	~~W~~	1,799,617

(c) Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the Board of Directors that has established an appropriate liquidity risk management framework for the management of the Company’s short-term, mid-term and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and banking facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

21.	Events after the Reporting Period

(a) Approval of financial statements

The non-consolidated financial statements of the Company for the year ended December 31, 2015 were approved by the Board of Directors on March 4, 2016.

(b) Cancel the online-game license contract

The Board of Directors of the Company has approved a termination of the license and distribution agreement for Ragnarok Online II with GungHo Online Entertainment Inc. (“GungHo”). As part of the termination, $5,000 thousand in initial payments received from GungHo will be refunded evenly over four times by the end of the December 2017.